  FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

 Pursuant to Rule 13a-16 or 15d-16 of

 the Securities Exchange Act of 1934

For the month of June, 2011

Commission File Number: 001-34983

PROMOTORA DE INFORMACIONES, S.A.

(Exact name of registrant as specified in its charter)

PROMOTER OF INFORMATION, S.A.
(Translation of registrant’s name into English)

Gran Vía, 32

28013 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☑

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐      No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

DISCLOSURE OF RELEVANT INFORMATION

Promotora de Informaciones, SA (PRISA) announces the following relevant information, under the provisions of art. 82 of Law 24/1988 of 28 July, of the Securities Market.

The Ordinary Shareholders Meeting of Promotora de Informaciones, SA, held today, has approved all the decisions attached, submitted to the Assembly by the Board of Directors.

Madrid, June, 24th 2011

PROMOTORA DE INFORMACIONES, S.A.

ANNUAL GENERAL SHAREHOLDERS MEETING

JUNE, 24, 2011

RESOLUTIONS

ONE

Review and, if warranted, approval of the Annual Accounts (Balance sheet, income statement, statement of recognized income and expense, statement of changes in equity, statement of cash flows and Notes to the Financial Statements) and Management Reports for both the Company and the Consolidated Group for the 2010 financial year, and a proposal regarding the distribution of profits.

a)  To approve the Annual Accounts (Balance sheet, income statement, statement of recognized income and expense, statement of changes in equity, statement of cash flows and Notes to the Financial Statements) and Management Reports for both the Company and the Consolidated Group for the financial year ending December 31, 2010, as audited by the company’s account auditors.

b)  To approve the following distribution of profits (Euros 000):

	Basis for distribution
	Profit for the year:	9,282
	Distribution
•	Legal reserves	928
•	Reserves provided for in the bylaws	928
•	Dividends	0.014863 € per Class B Share
•	Voluntary Reserves	remaining

c)  Once approved the proposed distribution of results made by the Board of Directors, and after providing for legal and statutory provisions, results the distribution of a dividend from the profit for the year 2010, for a gross amount of € 0.014863 for each non-voting Class B convertible share.  The gross amount per each non-voting Class B convertible share is the result, on a pro-rata basis, of the statutorily recognized minimum annual dividend (€ 0.175) and consider the date of issuance of these shares (December 1, 2010).

The payment for the dividend, which will be deducted from applicable withholding taxes, shall be satisfied in cash on September 29, 2011, to all those who are holders of Class B shares at the close of stock trading on 28 September, 2011, as contained in the records of the entities participating in management systems for registration, clearing and settlement (Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. IBERCLEAR).

TWO

Approval of the Board of Directors’ management of the company during the 2010 financial year.

To approve, without reservations, the Board of Directors’ management of  the company during the past year.

THREE

To adopt the resolutions warranted with regard to the auditors of the Company and its consolidated group for the 2011 financial year, pursuant to the provisions of Article 42 of the Commercial Code and Article 264 of the Corporate Enterprises Act.

As provided in Article 264 of the Corporations Law and Article 153 ff. of the Companies Register Regulation, to appoint DELOITTE, S.L., a Spanish company with registered offices in Madrid at Torre Picasso, Plaza Pablo Ruiz Picasso no. 1, 28020 Madrid, Tax ID No. recorded on the Madrid Companies Register on Page M-54414, Folio 188, Volume 13,650, Section 8, as the auditors of the Company and its consolidated group for the term of one (1) year, to audit the financial statements for the year ending December 31, 2011.

FOUR

Determination of the number of Directors.  Cease and appointment of Directors and/or, where applicable, ratification of the appointment of Directors nominated by cooptation after the conclusion of the last Annual General Meeting.

4.1.  Determination of the number of Directors

Pursuant to Article 17 of the company Bylaws, the number of members of the Board of Directors shall be set at 16.

4.2.  Cease and appointment of Directors and/or, where applicable, ratification of the appointment of Directors nominated by cooptation after the conclusion of the last Annual General Meeting.

After having received the opinion of the Corporate Governance, Appointments and Remuneration Committee, the Board of Directors proposes the appointment of Mr Fernando Abril- Martorell Hernández as executive director. It is resolved to appoint Mr. Fernando Abril- Martorell Hernández director of the Company for a five-year term, as set forth in the Bylaws.

FIVE

Amendment of the Bylaws in order to break down the current Corporate Governance, Nomination and Remuneration Committee into two separate committees, one on Corporate Governance and the other on Nominations and Remunerations and defining the responsibilities of the Committees.  To this end:

5.1.  Amendment of article 21 ter to provide for the Corporate Governance Committee.

Article 21 ter of the Bylaws shall read as follows:

“Article 21 ter.- Corporate Governance Committee

The Board of Directors shall appoint a Corporate Governance Committee that shall exercise the functions attributed it under applicable legislation, the Bylaws and internal Company Regulations, without prejudice to any other functions that may be attributed it by the Board of Directors.

The Corporate Governance Committee shall have a minimum of three (3) and a maximum of (5) external directors, to be determined by resolution of the Board of Directors upon a motion from its Chairman.

The Corporate Governance Committee may request the attendance of the Company's Chied Executive Officer at its meetings.

Members of the Corporate Governance Committee shall cease in their functions when they are no longer Board members or when so decided by the Board of Directors.

The Chairman shall be selected by the Board of Directors from among its independent directors.

The Secretary to the Board of Directors shall act as Secretary of this Committee, and the Deputy Secretary shall act in his absence.  The Secretary shall take the minutes of the Committee meetings in accordance with the terms set forth by the Board of Directors.

This Committee shall be governed by the same regulations established in the Bylaws for the Board of Directors, provided that they are compatible with the functions of this Committee.”

5.2.  Inclusion of a new Article 21 quáter to provide for the Appointments and Remuneration Committee.

A new article 21 quáter is included in the Bylaws and it shall read as follows:

“Article 21 quater.-  Appointments and Remuneration Committee.

The Board of Directors shall appoint an Appointments and Remuneration Committee which shall exercise the functions attributed it under applicable legislation, the Bylaws and internal Company Regulations, without prejudice to any other functions that may be attributed it by the Board of Directors

The Appointments and Remuneration Committee shall have a minimum of three (3) and a maximum of (5) external directors, to be determined by resolution of the Board of Directors upon a motion from its Chairman.

The Appointments and Remuneration Committee may request the attendance of the Company’s Chief Executive Officer at its meetings.

Members of the Appointments and Remuneration Committee shall cease in their functions when they are no longer Board members or when so decided by the Board of Directors.

The Chairman shall be selected by the Board of Directors from among its independent directors.

The Secretary to the Board of Directors shall act as Secretary of this Committee, and the Deputy Secretary shall act in his absence. The Secretary shall take the minutes of the Committee meetings in accordance with the terms set forth by the Board of Directors.

This Committee shall be governed by the same regulations established in the Bylaws for the Board of Directors, provided that they are compatible with the functions of this Committee.”

5.3.  Amendment of article 29 bis to adapt it to the above modifications.

Article 29 bis of the Bylaws shall read as follows:

“Article 29 bis.-  Annual Corporate Governance Report

After receiving the opinion of the Corporate Governance Committee, the Board of Directors will approve each year the Company’s annual corporate governance report with the legally-established content and any other deemed appropriate.

The annual corporate governance report will be approved prior to issuing the notice of the Annual General Shareholders Meeting for the fiscal year in question and will be made available to shareholders together with the other shareholders meeting information.

The annual corporate governance report shall likewise be made public pursuant to the provisions of the Securities Market Act.”

SIX

Delegation of Powers

Without prejudice to powers granted in other resolutions, it is hereby resolved to grant to the Board of Directors the broadest powers required by law to define, implement and interpret the preceding resolutions including, if necessary, powers to interpret, remedy and complete them, likewise delegating to the Chairman of the Board of Directors Mr. Ignacio Polanco Moreno, the Chief Executive Officer Mr. Juan Luis Cebrián Echarri and the Secretary Mr. Iñigo Dago Elorza joint and several powers for any of them to appear before a Notary Public to formalize and to reflect in a notarial document the resolutions adopted at the present Shareholders Meeting, rectifying, if warranted any material errors not requiring new resolutions that might preclude their being recorded in notarial instruments, and to issue the notarial or private documents necessary to record the adopted resolutions on the Companies Register, with powers to remedy or rectify them in view of the Registrar’s written or oral comments and in summary, to take any measures required to ensure that these resolutions are fully effective.